

August 7, 2012

Via E-mail
Mr. Richard T. Marabito
Chief Financial Officer
Olympic Steel, Inc.
5096 Richmond Road
Bedford Heights, Ohio 44146

      **Re:    Olympic Steel, Inc.**
               **Form 10-K for the year ended December 31, 2011**
               **Filed February 23, 2012**
               **File No. 000-23320**

Dear Mr. Marabito:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 25

1. We refer to your response dated September 23, 2008 in which you stated that you "will include a discussion and analysis of net sales and cost of sales (rather than just margins.)" However, we note no such disclosure in your current MD&A discussion. As previously requested, we believe that you should discuss and analyze net sales and cost of sales (rather than just margins) in your MD&A results of operations section. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate. Please note that defining gross profit represents net sales less the cost of materials sold does not constitute a separate discussion. Please revise accordingly.

Financial Statements, page 36
Statements of Cash Flows, page 41

2.  Reference is made to the line item captions other long-term assets and other long-term liabilities under "Adjustments to reconcile net loss to net cash from operating activities." Please tell us the nature of such amounts and why they represent adjustment items to reconcile net loss to net cash from operating activities.

Notes to Consolidated Financial Statements, page 44
1. Summary of Significant Accounting Policies, page 44
Revenue Recognition, page 46

3.  We note from page 7 that CTI produces engineered products for the industrial boiler industry and enters into long-term construction contracts that require progress payments over the construction periods. Please tell us and revise to disclose in greater detail the nature and terms of such contracts and your accounting policy for recognition of revenue with respect to long-term construction contracts. You may refer to ASC 605-35.

4.  Furthermore, please revise your footnotes to the financial statements to include the disclosures required by Rule 5-02(3)c of Regulation S-X, if applicable.

2. Acquisition of Chicago Tube and Iron Company, page 47

5.  Your disclosure on page 47 indicates that part of the purchase price consideration for the acquisition is related to the McNeeley Purchase Agreement. We further note from the Form 8-K/A filed on September 15, 2011, $5 million of the total purchase price consideration is related to such agreement. In this regard, please tell us in greater detail and revise the notes to your financial statements to disclose the nature and salient terms of the agreement and explain how your accounting treatment complies with the guidance prescribed in ASC 805-10-55-25. We may have further comment upon receipt of your response.

5. Property and Equipment, page 49

6.  We note from your disclosure that a portion of the construction in progress balance includes construction costs related to a suspended project in Sumter, South Carolina. Please tell us the total amount of construction costs related to the suspended project recorded on the balance sheet at December 31, 2011. As part of your response to us, please explain why you believe such costs are recoverable as of the balance sheet date and provide us with, and disclose in future filings, the specific factors management considers in determining its recoverability. We may have further comments upon receipt of your response.

7.  Investment in Joint Ventures, page 50

> 7.  We note during the fourth quarter of 2011, you wrote down the value of your 50%
> investment of the remaining real estate of your OLP joint venture by $953 as a result of a
> decrease in the value of the real estate.  In this regard, please revise future filings to
> include all disclosure required by ASC 820-10-50-5 with respect to nonrecurring fair
> value measurements.

Supplemental Financial Information, page 64

> 8.  We note that you have significant fluctuations between quarters as shown in the quarterly
> data for both 2010 and 2011.  We further note from page 10 that due to seasonality, the
> first half of the year is "stronger" than the second half.  In this regard, it appears as
> though sales grow increasingly stronger in each quarter as the year progresses, while
> operating income and net income decrease.  Please revise your seasonality section to
> describe what is meant by "stronger."  In addition, please note that the guidance in Item
> 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a
> discussion of any extraordinary, unusual or infrequently occurring items recognized in
> each full quarter of the fiscal years presented as well as the aggregate effect and the
> nature of year-end or other adjustments which are material to the results of that quarter.
> Please revise to comply with the disclosure requirements of Item 302(a)(3) in future
> filings to the extent such fluctuations are not due to seasonality.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief